FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 3, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS FIRST HALF 2007 FINANCIAL RESULTS

 — Revenues increased 55% to $2.99 billion —

— Operating income more than tripled to $738.9 million —

— Net income increased 169% to $489.5 million, $3.53 per ADR or $1.18 per diluted share —

Moscow, Russia — October 3, 2007 — Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced results for the first half ended June 30, 2007.

US$ thousand	1H 2007	1H 2006	Change Y-on-Y
Revenue	2,986,862	1,926,516	55.0%
Net operating income	738,986	209,475	252.8%
Net operating margin	24.7%	10.9%	—
Net income	489,456	181,664	169.4%
EBITDA (1)	813,681	344,741	136.0%
EBITDA margin	27.2%	17.9%	—

(1) See Attachment A.

Igor Zyuzin, Mechel’s Chief Executive Officer, commented: “During the first half of 2007, Mechel continued to move forward with its plans for scaling up production volumes and increasing profitability.  In addition, the Company expanded its existing production capacity and acquired new assets that complement Mechel’s current operations. The Company’s operational progress, coupled with the ongoing favorable market conditions, enabled Mechel to achieve record financial results for the first half of 2007, tripling its operating income when compared to the same period last year.”

Consolidated Results

Net revenue in the first half of 2007 rose 55.0% to $2.99 billion, from $1.93 billion in the first half of 2006, reflecting increased production volumes and strong selling prices across the Company’s primary product categories. Operating income rose by 252.8% to $738.9 million, or 24.7% of net revenue, versus operating income of $209.5 million, or 10.9% of net revenue, in the first half of 2006.

For the first half of 2007, Mechel reported consolidated net income of $489.5 million, or $3.53 per ADR ($1.18 per diluted share).

Consolidated EBITDA rose by 136.0% to $813.7 million in the first half of 2007 from $344.7 million a year ago. Please see the attached tables for a reconciliation of consolidated EBITDA to net income.

Mining Segment Results

US$ thousand	1H 2007	1H 2006	Change Y-on-Y
Revenues from external customers	897,766	613,478	46.3%
Operating income	419,312	96,417	334.9%
Net income	263,078	77,981	237.4%
EBITDA	449,699	146,977	206.0%
EBITDA margin (1)	36.3%	19.2%	—

(1) EBITDA margin calculation is based on the total revenues of the segment including intersegment sales.

Mining Segment Output

Product	1H 2007, thousand tonnes	1H 2007 vs 1H 2006
Coal	8,870	10%
Coking coal	4,223	(6)%
Steam coal	4,647	29%
Iron ore concentrate	2,376	(1)%
Nickel	8.4	20%

Mining segment revenue from external customers for the first half of 2007 totaled $897.8 million, or 30.1%, of consolidated net revenue, an increase of 46.3% compared with segment revenue from external customers of $613.5 million, or 31.8%, of consolidated net revenue, in the first half of 2006. The increase in revenues reflects increased total output, strong market positions, and a favorable pricing environment.

Operating income for the first half of 2007 in the mining segment rose 334.9% to $419.3 million, or 33.9% of total segment revenue, compared to operating income of $96.4 million, or 12.6% of total segment revenues a year ago. This increase in profitability reflects Mechel’s enhanced cost control efforts, as well as the overall efficiency of the Company’s mining operations as revenue levels increased. EBITDA in the mining segment for the first half of 2007 was $449.7 million, 206.0% higher than segment EBITDA of $146.9 million in the first half of 2006. The EBITDA margin for the mining segment increased to 36.3% compared to 19.2% in the same period of last year.

Mr. Zyuzin commented on the results of the mining segment: “Mechel’s efforts to effectively manage costs and increase mining segment output yielded positive operating performance for the first half of 2007.  Coal output during the period increased by 10% year-on-year, driven by new production from the Olzherasskaya-New Mine, which was commissioned at the end of last year, and ongoing upgrades of mining equipment as part of the Company’s technical equipment modernization program.  In addition, we continued to optimize new technology processes in the segment, which enabled us to increase nickel production by 20%. Net income in the mining segment increased by 237.4% compared with first half results a year ago, due to the positive trends that we continue to see in key customer markets.  Supported by the current favorable pricing environment and the outlook for the coal and iron ore markets, we intend to maintain our pace of production output in line with our annual plan, and anticipate continued strong operating performance from the mining segment through the remainder of this year.”

Steel Segment Results

US$ thousand	1H 2007	1H 2006	Change Y-on-Y
Revenues from external customers	2,089,096	1,313,038	59.1%
Operating income (2)	348,393	113,567	206.8%
Net income (2)	255,097	104,188	144.8%
EBITDA (2)	392,702	198,267	98.1%
EBITDA margin (1)	18.6%	15.0%	—

(1) EBITDA margin calculation is based on the total revenues of the segment including intersegment sales.

(2) Data for the first half of 2006 has been recalculated in accordance with a new segment calculation method. According to the previous methodology, the results of the steel segment were calculated after the elimination of the unrealized profit of the mining segment in the stock of the trading and producing entities of the steel segment - the approach did not provide the full picture of the steel segment performance on a stand-alone basis. According to the new methodology, the steel segment results are given before this elimination, which will be shown in the segment accounting separately.

Steel Segment Output

Product	1H 2007, thousand tonnes	1H 2007 vs 1H 2006
Coke	1,935	80%
Pig iron	1,865	8%
Steel	2,987	4%
Rolled products	2,527	11%
Hardware	336	17%

Revenue from external customers in Mechel’s steel segment increased 59.1% in the first half of 2007 to $2.1 billion, or 69.9% of consolidated net revenue, compared to revenue from external customers of $1.3 billion, or 68.2% of consolidated net revenue reported for the first half of 2006.

In the first half of 2007, the steel segment generated operating income of $348.4 million, or 16.5% of total segment revenue, an increase of 206.8% over operating income of $113.6 million, or 8.6% of total segment revenue, in the first half of 2006.  EBITDA in the steel segment for the first half of 2007 increased 98.1% to $392.7 million, compared with $198.3 reported in the first half of 2006.  EBITDA margin for the steel segment rose to 18.6% in the first half of 2007, compared with 15.0% reported in the same period of last year.

Mr. Zyuzin commented, “The steel segment continued to benefit from our program to reduce production costs and increase operating efficiencies, as well as a strong pricing environment for our products.  These factors enabled us to more than double the segment’s net income in the first half of 2007, compared with the same period last year.  In line with our objective to improve our product sales mix, we increased output of high value added products, which also added to the segment’s profitability during the period. Commodity coke output increased by 80%, which was supported by Mechel’s acquisition of Moscow Coke and Gas Plant and the commissioning of a new coking battery at Chelyabinsk Metallurgical Plant at the end of last year.  While we expect year-over-year growth rates to remain robust, by the end of the year we expect some decline in demand for steel products, explained largely by typical seasonality patterns.  However, based on

Mechel’s diversified product portfolio and our expectation that any pricing softness would be limited, we anticipate good results for the segment overall for the year.”

Recent Highlights

•                  In March, Mechel OAO announced the acquisition of a controlling stake of 93.4% of Southern Kuzbass Power Plant OAO.  The transaction amount totaled approximately US$270 million. The acquisition of Southern Kuzbass Power Plant was in line with Mechel’s strategy to further develop its mining segment.

•                  In August, Mechel OAO acquired all the charter capital of Bratsk Ferroalloy Plant OOO, the largest enterprise in Eastern Siberia producing high grade ferrosilicon.

•                  In September, Mechel OAO acquired all outstanding shares of the Temryuk-Sotra seaport, located at the Taman shore of the Sea of Azov. The seaport is primarily utilized for small tonnage river-sea type vessels in the Southern Russia.

•                  In August, Mechel OAO announced that its trading company, Mechel-Service OOO, opened new warehouses in July and plans to further expand its distribution network. In total, the new warehouses have capacity of approximately 15,000 to 20,000 tonnes of metal products every month.

•                  In July, Beloretsk Metallurgical Plant (BMP) commissioned new equipment and laid the foundation for a new steel wire-rope complex. The capacity of the lines can reach 27 thousand tonnes per year depending on the product range.

Mr. Zyuzin concluded, “Mechel continued to make significant progress during the first half of 2007.  The market environment for our products remained favorable, and we continued our strong performance from last year, achieving record operational and financial results for the first half through a combination of organic growth and selective acquisitions.  In addition, we have made additional progress on our capital expenditure program to support future production and efficiency enhancements, and also reduced our future dependence on electricity by considerably expanding our power business and acquiring power generation through our controlling stake in the Southern Kuzbass Power Plant OAO and power distribution via the Kuzbass Power Sales Company OAO assets. Through the planned development of a branch network of our trading subsidiary, Mechel Service, which substantially expanded its regional presence this year, we are laying the groundwork for a future increase of metal product sales directly to end users.  This strategic initiative allows the Company to further strengthen its relationships directly with the end users of its products and capture additional incremental revenues.  Overall, based on the demand for Mechel’s products that we are seeing across the steel and mining segments and the current pricing environment, we are optimistic about the growth prospects for the Company throughout the remainder of the year.”

Financial Position

First half cash expenditure on property, plant and equipment amounted to $146.4 million, of which $58.4 million was invested in the mining segment and $88.0 million in the steel segment.

In the first half of 2007, Mechel has spent $321.1 million on acquisitions, including $270 million (net of cash acquired) for 93.4% of the shares of Southern Kuzbass Power Plant OAO, and $37 million (net of cash acquired) for 49% of the shares of Kuzbass Power Sales Company OAO.

As of June 30, 2007, total debt(1) was at $383.3 million. Cash and cash equivalents amounted to $315.2 million at the end of the first half of 2007 and net debt(2) amounted to $68.1 million.

(1)Total debt is comprised of short-term borrowings and long-term debt

(2)Net debt is defined as total debt outstanding less cash and cash equivalents

The management of Mechel will host a conference call today at 6:00 p.m. Moscow time (10:00 a.m. New York time, 3:00 p.m. London time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO

Alexander Tolkach

Head of International Affairs & Investor Relations

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 1H 2007 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	1H 2007	1H 2006
Net income	489,456	181,664

Add:
Depreciation, depletion and amortization	115,834	85,650
Interest expense	19,708	22,538
Income taxes	188,684	54,890
Consolidated EBITDA	813,681	344,741

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	1H 2007	1H 2006
Revenue, net	2,986,862	1,926,516
EBITDA	813,681	344,741
EBITDA margin	27.2%	17.9%

Consolidated Balance Sheets (in thousands of U.S. dollars, except share amounts)
	June 30, 2007	December 31, 2006
ASSETS
Cash and cash equivalents	$315,233	$172,614
Trading securities	—	270,964
Accounts receivable, net of allowance for doubtful accounts of $25,016 as of 30/06/2007 and $19,592 as of 31/12/2006	248,689	191,172
Due from related parties	2,702	545
Inventories	785,912	653,079
Deferred cost of inventory in transit	11,539	14,125
Current assets of discontinued operations	9	9
Deferred income taxes	7,025	7,922
Prepayments and other current assets	340,170	332,946
Total current assets	1,711,279	1,643,376

Long-term investments in related parties	435,045	429,206
Other long-term investments	47,547	44,392
Non-current assets of discontinued operations	111	108
Intangible assets, net	5,661	4,746
Property, plant and equipment, net	2,332,149	2,012,828
Mineral licenses, net	262,504	269,851
Deferred income taxes	11,280	6,983
Goodwill	220,753	45,914
Total assets	$5,026,329	$4,457,404

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current portion of long-term debt	$41,262	$166,517
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	188,494	183,485
Advances received	102,423	96,624
Accrued expenses and other current liabilities	83,287	84,632
Taxes and social charges payable	117,611	143,037
Unrecognized income tax benefits	65,279	—
Dividends payable	317,651	—
Due to related parties	3,743	2,353
Current liabilities of discontinued operations	523	508
Asset retirement obligation, current portion	4,067	3,444
Deferred income taxes	24,698	58,820
Deferred revenue	40,025	7,183
Pension obligations, current portion	11,999	11,044
Finance lease liabilities, current portion	8,325	6,066
Total current liabilities	1,009,387	763,713

Long-term debt, net of current portion	342,021	322,604
Restructured taxes and social charges payable, net of current portion	355	7,782
Asset retirement obligations, net of current portion	97,209	88,914
Pension obligations, net of current portion	66,013	59,170
Deferred income taxes	201,485	136,154
Finance lease liabilities, net of current portion	60,235	51,068
Other long-term liabilities	325	—
Minority interests	244,417	163,036

SHAREHOLDERS’ EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and 416,270,745 shares outstanding as of June 30, 2007 and December 31, 2006)	133,507	133,507
Additional paid-in capital	415,070	412,327
Accumulated other comprehensive income	228,097	188,218
Retained earnings	2,228,208	2,130,911
Total shareholders’ equity	3,004,882	2,864,963
Total liabilities and shareholders’ equity	$5,026,329	$4,457,404

Consolidated Income Statements
(in thousands of U.S. dollars, except share and per share amounts)

	6 months ended June 30,
	2007	2006
Revenue, net (including related party amounts of $56,557 and $36,325 during six months 2007 and 2006, respectively)	2,986,862	$1, 926,516
Cost of goods sold (including related party amounts of $94,117 and $63,701 during six months 2007 and 2006, respectively)	(1,761,482)	(1,318,787)
Gross profit	1,225,380	607,729

Selling, distribution and operating expenses:

Selling and distribution expenses	(254,120)	(217,074)
Taxes other than income tax	(57,034)	(56,806)
Accretion expense	(2,098)	(1,546)
Provision for doubtful accounts	(1,900)	(2,701)
Provision for short-term investments	(3,507)	—
General, administrative and other operating expenses	(167,735)	(120,127)
Total selling, distribution and operating expenses	(486,394)	(398,254)
Operating income	738,986	209,475

Other income and (expense):
Income from equity investments	2,360	1,963
Interest income	4,744	3,671
Interest expense	(19,708)	(22,538)
Other income (expense), net	(3,456)	9,688
Foreign exchange gain	22,698	35,410
Total other income and (expense), net	6,638	28,194
Income before income tax, minority interest, discontinued operations	745,624	237,669

Income tax expense	(188,684)	(54,890)
Minority interest in income of subsidiaries	(67,714)	(1,669)
Income from continuing operations	489,226	181,110
Income (loss) from discontinued operations, net of tax	230	554
Net income	489,456	$181,664
Currency translation adjustment	39,098	93,596
Unrealized gain on available-for-sale securities	781	169
Comprehensive income	529,335	$275,429

Basic and diluted earnings per share:
Earnings per share from continuing operations	1.18	$0.45
Gain per share effect of discontinued operations	0.00	0.00
Net income per share	1.18	$0.45

Weighted average number of shares outstanding	416,270,745	$403,218,566

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	6 months ended June 30,
	2007	2006
Cash Flows from Operating Activities
Net income	$489,456	$181,664
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	106,096	76,006
Depletion and amortization	9,738	9,644
Foreign exchange gain	(22,698)	(35,410)
Deferred income taxes	(11,243)	(164)
Provision for doubtful accounts	1,900	2,701
Inventory write-down	222	679
Accretion expense	2,098	1,546
Minority interest	67,714	1,669
Loss on sale of trading securities	18,813	—
Income from equity investments	(2,360)	(1,963)
Non-cash interest on long-term tax and pension liabilities	2,360	8,594
Loss on sale of property, plant and equipment	721	218
Loss (gain) on sale of long-term investments	2,490	(503)
Gain from discontinued operations, net	(230)	(554)
Gain on forgiveness of fines and penalties	(17,471)	(5,825)
Stock-based compensation expenses	—	209
Amortization of capitalized costs on bonds issue	—	661
Pension service cost and amortization of prior year service cost	2,076	1,389
Provision for unrecoverable short-term loans issued	3,507	—
Changes in current assets and liabilities, net of effects from acquisition of new subsidiaries:
Trading securities	252,151	—
Accounts receivable	(49,760)	(16,212)
Inventories	(117,369)	(24,604)
Trade payable to vendors of goods and services	(20,194)	(101,233)
Advances received	5,352	92,189
Accrued taxes and other liabilities	(132,769)	(21,272)
Settlements with related parties	(771)	(1,332)
Current assets and liabilities of discontinued operations	(79)	(152)
Deferred revenue and cost of inventory in transit, net	35,427	1,155
Other current assets	97,831	96,902
Unrecognized tax benefits	(10,128)	—
Dividends received	2,804	994
Net cash provided by operating activities	715,684	266,996

Cash Flows from Investing Activities
Acquisition of SKPP, less cash acquired	(270,018)	—
Acquisition of KES, less cash acquired	(37,413)	—
Acquisition of Transkol, less cash acquired	(7,165)	—
Acquisition of other subsidiaries, less cash acquired	(4,181)	(2,153)
Acquisition of minority interest in subsidiaries	(2,280)	(1,569)
Investments in other non-marketable securities	—	(760)
Investments in other marketable securities.	(3,203)	—
Proceeds from disposal of long-term investments	—	3,247
Proceeds from disposals of property, plant and equipment	4,060	169
Purchases of mineral licenses	(2,235)	(6,382)
Purchases of property, plant and equipment	(144,160)	(247,210)
Net cash used in investing activities	(466,595)	(254,658)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	191,632	526,166
Repayment of short-term borrowings	(318,510)	(757,474)
Repayment of obligations under finance lease	(8,841)	(3,280)
Proceeds from long-term debt	16,082	228,957
Proceeds from disposal of treasury stock	—	1,248
Repayment of long-term debt and long-term portion of restructured taxes and social charges payable	(2,633)	(1,203)
Net cash used in financing activities	(122,270)	(5,586)

Effect of exchange rate changes on cash and cash equivalents	15,800	12,749

Net increase in cash and cash equivalents	142,619	19,501

Cash and cash equivalents at beginning of period	172,614	311,775
Cash and cash equivalents at end of period	$315,233	$331,276

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  October 3, 2007